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                                                                               .
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
                               SECURITIES AND EXCHANGE COMMISSION                                         --------------------------
                                     WASHINGTON, D.C. 20549                                                      OMB Approval
                                         FORM N-17f-2                                                     --------------------------
                                                                                                          OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                                Expires:     July 31, 1994
                                  Investment in the Custody of                                            Estimated average burden
                                Management Investment Companies                                           hours per response... 0.05

                           Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1. Investment Company Act File Number:                                         Date examination completed

        811-7505                                                               March 31, 2003
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2. State Identification Number: N/A
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   AL                   AK                   AZ                   AR                   CA                   CO
   ---------------------------------------------------------------------------------------------------------------------------------
   CT                   DE                   DC                   FL                   GA                   HI
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   ID                   IL                   IN                   IA                   KS                   KY
   ---------------------------------------------------------------------------------------------------------------------------------
   LA                   ME                   MD                   MA                   MI                   MN
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   ME                   MO                   MT                   NE                   NV                   NH
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   NJ                   NM                   NY                   NC                   ND                   OH
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   OK                   OR                   PA                   RI                   SC                   SD
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   TN                   TX                   UT                   VT                   VA                   WA
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   WV                   WI                   WY                   PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in representation statement:

   American Independence Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   Trent Statczar, BISYS Fund Services, 3435 Stelzer Rd, Columbus, Ohio 43219-8001
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

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of the
American Independence Funds Trust:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Independence Funds Trust comprising the Money Market Fund, UltraShort Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of March 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2003, and with respect to agreement of security purchases and sales, for the period from October 31, 2002 (the date of our last examination) through March 31, 2003:

     1. Confirmation of all securities held as of March 31, 2003 in book entry form by the Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of March 31, 2003 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and INTRUST Bank, N.A. (INTRUST);

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with INTRUST records; and

     5. Agreement of selected security purchases and sales since October 31, 2002 from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2003 and for the period from October 31, 2002 through March 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Columbus, Ohio
May 23, 2003

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of the
NestEgg Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the NestEgg Funds comprising the NestEgg Capital Preservation Fund, NestEgg 2010 Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, and NestEgg 2040 Fund (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of March 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2003, and with respect to agreement of security purchases and sales, for the period from October 31, 2002 (the date self-custody commenced) through March 31, 2003:

     1. Confirmation of all securities held as of March 31, 2003 in book entry form by the Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of March 31, 2003 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and INTRUST Bank, N.A. (INTRUST); and

     4. Agreement of selected security purchases and sales since October 31, 2002 from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2003 and for the period from October 31, 2002 through March 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Columbus, Ohio
May 23, 2003

                        AMERICAN INDEPENDENCE FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

June 11, 2003

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the American Independence Funds Trust (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,



Trent Statczar
Treasurer